

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071



DATE: 18 JANUARY 2002
EXEMPTION #82-4295

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **2 pages follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Proposed Business Combination / Plan of Arrangement, 18 January 2002

Yours faithfully

M P Wright
Director / Company Secretary

1/25

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au



Herald Resources Limited
ABN 15 008 672 071

18 January 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond St
Sydney NSW 2000

By Facsimile: 1300 300 021 **2 pages only**

Dear Sir

Proposed Business Combination / Plan of Arrangement

Herald is pleased to announce that it has entered into a letter agreement ("Letter Agreement") to undertake a business combination ("Business Combination") with its 72% owned Canadian subsidiary, International Annax Ventures Inc ("IAX").

The Business Combination will be effected by a plan of arrangement, whereby Herald will acquire all of the outstanding shares of IAX not already owned by Herald, in consideration for issuing 1 Herald share for each IAX share. Similarly, at the date of the Business Combination (the "Effective Date") all outstanding options to purchase shares of IAX will be converted into options to purchase shares of Herald on the same terms of exercise. Upon completion of the transaction, IAX will be a wholly owned subsidiary of Herald. The Board of Herald will remain the same.

The Board of Herald and IAX have recognised the benefits of having IAX's major asset, the Dairi zinc/lead project, under a stronger financial corporate entity. The simplified corporate structure should make the project much more attractive to potential investors and other interested parties, as well as result in considerable cost savings.

The Board of IAX has recommended that IAX shareholders approve the transaction.

The Board of Herald believes the transaction will be beneficial to shareholders, giving Herald a direct 80% ownership of the Dairi project rather than the present indirect ownership. The project has already delineated high grade zinc/lead resources with an in-ground metal content value of $3.5b.

The agreement commits the respective Boards to enter into a definitive plan of arrangement setting out the terms and conditions of the Business Combination. Successful completion will be subject to approval by shareholders of IAX, Herald, and such other securities regulatory authorities having jurisdiction.

Following receipt of all approvals, Herald would issue securities in exchange for IAX securities as follows:

HER Securities	**IAX Securities**
6,782,248 ordinary shares	6,782,248 ordinary shares
835,000 options to acquire ordinary shares	835,000 options to acquire ordinary shares

Prior to the completion of the Business Combination, Herald also intends to subscribe for a placement of up to 1,000,000 units in IAX (each unit comprises one share and one 12 month share purchase warrant) at C$0.23 per unit. The funds raised will fund the costs of presenting the plan of arrangement to IAX's shareholders.

Yours faithfully



M Wright
Executive Director